American Midstream Partners, LP

2103 CityWest Blvd., Bldg. 4, Suite 800

Houston, Texas 77042

April 20, 2018

Via EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	American Midstream Partners, LP

Registration Statement on Form S-3

(Registration No. 333-222810)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act Rules”), American Midstream Partners, LP (the “Partnership”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the above-referenced registration statement on Form S-3 (the “Registration Statement”) together with all amendments and exhibits thereto, and that such withdrawal be effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was initially filed by the Partnership with the Commission on February 1, 2018 and was declared effective on February 7, 2018.

The Partnership has elected not to pursue the sale of securities pursuant to the registration statement, and no securities have been offered or sold pursuant to the Registration Statement.

The Partnership also respectfully requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Partnership for future use by the Partnership.

If you have any questions regarding this application, please contact Hillary Holmes of Gibson, Dunn & Crutcher LLP, the Partnership’s legal counsel, at (346) 718-6602.

[Signature page follows]

Very truly yours,

American Midstream Partners, LP

By:	American Midstream GP, LLC,
its General Partner

	By:	/s/ Christopher B. Dial
	Name:	Christopher B. Dial
	Title:	Senior Vice President, General Counsel and Chief Compliance Officer

cc:	Hillary Holmes

Gibson, Dunn & Crutcher LLP